Exhibit 12

Motorola, Inc. and Subsidiaries

Computation of Ratio Earnings to Fixed Charges

	Years Ended December 31,
(In Millions)	2009	2008	2007	2006	2005

Pretax income (loss) (1)	$(165)	$(2,644)	$(384)	$4,605	$6,402

Capitalized interest	—	—	—	—	—

Fixed charges (as calculated below)	266	287	439	411	407

Earnings (2)	$101	$(2,357)	$55	$5,016	$6,809

Fixed charges:

Interest expense	$215	$227	$362	$330	$324

Rent expense interest factor	51	60	77	80	83

Total fixed charges (2)	$266	$287	$439	$411	$407

Ratio of earnings to fixed charges	0.4	N/A (3)	0.1	12.2	16.7

Notes

(1) After adjustments required by Item 503 (d) of SEC Regulation S-K.

(2) As defined in Item 503 (d) of SEC Regulation S-K.

(3) Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by $2.6 billion